Palomino Laboratories Inc.

313 Bryant Court

Palo Alto, CA 94301

February 5, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Palomino Laboratories Inc.
Registration Statement on Form S-1
File No. 333-292890

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Palomino Laboratories Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30 p.m. Eastern Time, on Monday, February 9, 2026, or as soon as practicable thereafter.

Very truly yours,

Palomino Laboratories Inc.

By:	/s/ Jeffrey Shealy
Jeffrey Shealy
Chief Executive Officer